Exhibit 99.1

Entera Bio Ltd. Phillip Schwartz Chief Executive Officer Tel: +972-2- 532-7151 phillip@enterabio.com	INTERNATIONAL INVESTOR RELATIONS Bob Yedid LifeSci Advisors, LLC 646-597-6989 bob@lifesciadvisors.com

Entera Bio Announces a Transition in the Chief Financial Officer Position

Jerusalem, Israel – March 7, 2019 – Entera Bio Ltd. (Nasdaq: ENTX), announced today that Mira Rosenzweig, Chief Financial Officer, will be leaving the Company in mid-April 2019 on amicable terms to pursue other professional opportunities closer to her home. Ms. Rosenzweig has confirmed to us that she has no disagreement with the presentation of the Company’s financial statements or accounting policies.

“The company appreciates Mira’s dedication and significant contributions to the progress at Entera over the past several years, including the completion of an IPO on the Nasdaq in July 2018. We wish her all the best in her new position,” said Dr. Phillip Schwartz, Chief Executive Officer of Entera Bio.

Ms. Rosenzweig has served as CFO of Entera since May 2014 and will continue to serve as Chief Financial Officer, including through the filing of the Company’s  full year 2018 financial results. The Company has initiated a search process to appoint a new CFO and, following the departure of Ms. Rosenzweig in mid-April, will retain an outsourced CFO company until one is found.

About Entera Bio Ltd.
Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of a human parathyroid hormone analog, Oral PTH (1-34), for treatment of hypoparathyroidism and osteoporosis.

Entera has developed a proprietary platform technology that enables oral delivery of biologicals and large molecule drugs, which are typically delivered via injections and or other non-oral pathways. However, oral drug delivery is the easiest method for self-administering medications, offers patients greater dosing flexibility, and has the highest patient acceptance and compliance rates as compared to all other routes of drug administration. The Company employs this technology for its own pipeline products and may enter into licensing agreements with biopharma companies for application of the technology to their proprietary compounds, such as the Amgen strategic research collaboration.

Forward Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Investors are cautioned that no assurances can be given that the clinical development plan referenced herein will be found by FDA to be sufficient for an NDA filing for Oral PTH or, even if the NDA is accepted for filing, that the NDA will be ultimately be approved by FDA.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.